Exhibit 99.1

Dominion Diamond Corporation Issues Updated Reserves and Resources Statement for the Diavik Diamond Mine

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--March 6, 2015--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) is pleased to release an updated reserves and resources statement and an updated “reserves-only” life of mine plan for the Diavik Diamond Mine.

Unless otherwise specified, all financial information is presented in Canadian dollars, on a 100% basis, and references to years are to calendar years. The Company has a 40% interest in the Diavik Diamond Mine.

The updated reserves and resources statement adds an additional 3.9 million tonnes containing approximately 13.0 million carats to the mineral reserves. As of December 31, 2014, the Diavik Diamond Mine had 18.1 million tonnes of proven and probable mineral reserves containing 53.3 million carats of diamonds (compared to 16.4 million tonnes of proven and probable mineral reserves containing 46.8 million carats as of December 31, 2013).

At the A-21 pipe, 3.7 million tonnes containing 10 million carats has been promoted to proven reserve material. In addition, at the A-154 North pipe, 0.24 million tonnes of inferred resources at depth were promoted to probable mineral reserve status. Within the remaining reserve at the A-154 North pipe, 0.5 million tonnes were promoted from probable reserve to proven reserve, supported by sampling in the active mine which improved confidence for production forecasting.

Routine mine sampling, delineation drilling and mine surveying have increased forecast grade to the existing mineral reserves at the A-154 South, A-154 North and A-418 pipes.

The tables below summarize the mineral reserves and mineral resources at the Diavik Diamond Mine as at the end of December 31, 2014, expressed in millions of tonnes, carats per tonne, and millions of carats. The mineral reserves, set out in Table 1 below, account for all depletions due to production and sampling to the end of December 31, 2014, and the increase in the reserves as described above. Totals may not add up exactly due to rounding. The values shown are on a 100% basis for the Diavik Joint Venture.

Table 1 – Mineral Reserves at the Diavik Diamond Mine – December 31, 2014 (100% basis)

	Proven			Probable			Proven + Probable
Pipe	Mineral Reserve			Mineral Reserve			Mineral Reserve
	Mt	cpt	Mct	Mt	cpt	Mct	Mt	cpt	Mct
A154N	5.0	2.3	11.5	2.1	2.2	4.5	7.0	2.3	16.1
A154S	0.9	4.0	3.7	0.9	3.4	3.1	1.8	3.7	6.7
A418	3.5	4.1	14.3	2.1	2.9	6.1	5.5	3.7	20.4
A21	3.7	2.7	10.0	---	---	---	3.7	2.7	10.0
Stockpile	0.02	3.1	0.1	---	---	---	0.02	3.1	0.1
Totals	13.1	3.0	39.6	5.0	2.7	13.7	18.1	2.9	53.3

The mineral reserves estimate reflects a bottom screen size of 1 mm. Stockpiles are minor run-of-mine stockpiles that are maintained at or near the process plant and are available to maintain blending of kimberlite sources to the plant.

Table 2 - Mineral Resources at the Diavik Diamond Mine – December 31, 2014 (100% basis)

	Measured			Indicated			Inferred
Pipe	Mineral Resource			Mineral Resource			Mineral Resource
	Mt	cpt	Mct	Mt	cpt	Mct	Mt	cpt	Mct
A154N	---	---	---	---	---	---	2.0	2.5	5.0
A154S	---	---	---	---	---	---	0.1	3.8	0.3
A418	---	---	---	---	---	---	0.3	2.4	0.7
A21	---	---	---	0.4	2.6	1.0	0.8	3.0	2.3
Totals	---	---	---	0.4	2.6	1.0	3.1	2.6	8.3

The mineral resources estimate reflects a bottom screen size of 1 mm. The mineral resources have reasonable potential to be mined but do not have mining losses and/or dilution applied at this time, and as such they represent in situ values. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Further conversion of resources to reserves is expected in due course as ongoing work plans progress. Specific and more immediate recommendations include further work to define pipe shape ahead of mine development in all four project pipes.

Updated Mine Plan for Diavik Diamond Mine

The following is a brief overview of the updated mine plan for the Diavik Diamond Mine, including current estimates for anticipated annual production by pipe, with associated operating and capital costs through 2023, and is based on the current reserves.

The Diavik Diamond Mine - Production

Table 3 below shows the planned mining tonnage at the Diavik Diamond Mine for each ore body. The data is given on a calendar year basis, beginning as of calendar 2015. These figures do not include rough diamond stocks held at the mine at the opening of each year, nor does the model take into account any rough diamond inventory available for sale that the Company currently holds. Table 4 below shows the planned carats recovered for each ore body.

Table 3 - Diavik Diamond Mine - Tonnes Processed (millions) (100% basis)

Calendar Year	A154S	A154N	A418	A21	Total
2015	0.44	0.78	0.86	0.00	2.10[1]
2016	0.44	0.79	0.87	0.00	2.10
2017	0.44	0.80	0.87	0.00	2.10
2018	0.35	0.80	0.80	0.16	2.10
2019	0.17	0.81	0.75	0.37	2.10
2020	0.00	0.88	0.75	0.57	2.20
2021	0.00	0.90	0.60	0.80	2.30
2022	0.00	0.73	0.05	1.52	2.30
2023	0.00	0.57	0.00	0.24	0.81
Total	1.82	7.04	5.55	3.67	18.11

Table 4 - Diavik Diamond Mine - Carats Recovered (millions) (100% basis)

Calendar Year	A154S	A154N	A418	A21	Total
2015	1.63	1.61	3.58	0.00	6.89[1]
2016	1.55	1.56	3.65	0.00	6.76
2017	1.58	1.66	3.62	0.00	6.86
2018	1.26	1.81	3.01	0.48	6.55
2019	0.72	1.89	2.58	1.14	6.32
2020	0.00	2.17	2.30	1.93	6.40
2021	0.00	2.23	1.51	2.13	5.86
2022	0.00	1.80	0.13	3.82	5.75
2023	0.00	1.37	0.00	0.53	1.90
Total	6.74	16.09	20.37	10.02	53.29

1The total ore processed and carats recovered for Calendar 2015 include 22,000 tonnes of stockpile material containing an estimated 68,000 carats.

In addition to the current reserves, there are 3.1 million tonnes of inferred resource, of which 2.4 million tonnes (in the aggregate) are distributed among the lower parts of each of A-154 South, A-418 and most significantly, A-154 North. The operator of the Diavik Diamond Mine, Diavik Diamond Mines (2012) Inc. (“DDMI”), currently expects to process this material as part of its mining operations as they reach the lower levels of each pipe. However, inferred mineral resources are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that they will be mined. They have therefore not been included in the above mine plan. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The Diavik processing plant has a potential capacity to process over 2 million tonnes a year. To supplement mined ore in calendar 2015, Diavik plans to continue processing old coarse ore rejects material ("COR"). The grade of this material is variable but is generally high as shown by the results from COR production from 2012, 2013 and 2014 contained in Table 5. Based on these historical recovery rates, the tonnage of this material which is planned to be processed during calendar 2015 would have produced 0.29 million carats from COR. There is no plan to process COR after calendar 2015.

Table 5: - Coarse Ore Rejects tonnes and carats - Diavik Diamond Mine (100% Basis)

COR Production	Tonnes 000's	Grade Cts per Tonne	Carats 000's
2012	5.3	26.1	139.0
2013	14.4	26.9	388.0
2014	8.2	27.0	220.8

Capital and Operating costs

Table 6 shows the currently estimated sustaining and mine development capital for the Diavik Diamond Mine from calendar 2015 onward, in millions of Canadian dollars. Table 6 also shows current estimated operating costs, in millions of Canadian dollars, and is based on DDMI's operating experience, adjusted to present-day dollar terms. Given the remote location of the Diavik Diamond Mine, a large portion of the operating expenditure is fixed, with the major cost items being human resources and fuel (for both power and equipment).

Development capital at the Diavik Diamond Mine relates to the development of the A-21 pipe. Expenditure on the development of the A-21 pipe in 2015 will relate to crushing costs, pipeline construction and initial dike foundation and abutment work in preparation for expected dike construction during the 2016 and 2017 summer seasons. Pit pre-strip is expected to commence in 2018 following dewatering of the pool within the dike. The total capital estimate includes an average contingency of 15 percent.

Table 6 - Diavik Diamond Mine - Capital and Operating Costs (100% basis)

Calendar Year	Development Capital	Sustaining Capital	Total Capital	Operating Costs
2015	66	71	136	398
2016	116	61	177	402
2017	131	62	193	404
2018	79	45	124	407
2019	0	43	43	454
2020		32	32	431
2021		6	6	418
2022		2	2	356
2023		0	0	280
Total	392	321	713	3,550

Not shown in Table 6 are marketing costs, private royalties and estimated reclamation costs. The Diavik Diamond Mine pays a Northwest Territories royalty equal to the lesser of 13% of the value of the 'Output' of the mine or an amount calculated based on a sliding scale of royalty rates dependent upon the value of 'Output' of the mine, ranging from 5% for value of output between $10,000 and $5 million to 14% for value of output over $45 million.

Under this mine plan Diavik will cease mining operation in 2023. The reclamation costs are estimated at $165 million based on a DDMI closure cost model that is considered to be equal to or better than others used in the industry. The majority of these closure costs are expected to be spent between 2024 and 2028 although the full reclamation plan will only be completed in 2036.

Diamond Prices

Using the prices from the Company's January 2015 rough diamond sale and the current diamond recovery profile of the Diavik processing plant, the Company has modeled the approximate rough diamond price per carat for each of the deposits listed in Table 7 below.

Table 7 - Modelled diamond prices by deposit

Diavik Ore Type	January 2015 Average Price per Carat (in US dollars)
A-154 South	$135
A-154 North	$180
A-418	$95
A-21	$135
COR	$45

Forward-Looking Information

Information included herein that is not current or historical factual information, including information about estimated mine life and other plans regarding mining activities at the Diavik Diamond Mine, estimated reserves and resources at, and production from, the Diavik Diamond Mine, projected capital and operating costs, and future diamond prices, constitute forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information can generally be identified by the use of terms such as "may", "will", "should", "could", "expect", "plan", "anticipate", "foresee", "appears", "believe", "intend", "estimate", "predict", "potential", "continue", "objective", "modeled", "hope", "forecast" or other similar expressions concerning matters that are not historical facts. Forward-looking information is based on certain factors and assumptions including, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine; mining methods; currency exchange rates; estimates related to the capital expenditures required to bring the A-21 pipe into production, required operating and capital costs; labour and fuel costs; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. These assumptions may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this disclosure, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the currently expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

Qualified person

The scientific and technical information contained in this press release has been prepared by Diavik Diamond Mines (2012) Inc., operator of the Diavik Diamond Mine, under the supervision of Calvin Yip, P. Eng., Principal Advisor, Strategic Planning of Diavik Diamond Mines (2012) Inc., and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

About Dominion Diamond Corporation

Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines. Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world’s third largest producer of rough diamonds by value.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Mr. Richard Chetwode, +44 (0) 7720-970-762
Vice President, Corporate Development
rchetwode@ddcorp.ca
or
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca